

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 27, 2013

<u>Via E-mail</u>
Carol B. Yancey
Chief Financial Officer
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

> **Re:** **Genuine Parts Company**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-05690**

Dear Ms. Yancey:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

1. Summary of Significant Accounting Policies, page F-9

Customer Sales Returns, page F-9

1. We note that as a result of misapplication of authoritative US GAAP accounting literature concerning sales returns, you have restated your December 31, 2011 financial statements to correct an understatement of inventory, other assets, and customer deposits. Please explain in further detail your prior accounting for sales returns, including the nature of

Carol B. Yancey
Genuine Parts Company
March 27, 2013
Page 2

the error that existed with respect to the company's method of accounting, and explain why this error in your accounting treatment for sales returns resulted in an understatement of assets and liabilities. Your response should also explain your revised interpretation of the authoritative literature concerning sales returns and should explain how the adjustments made to your prior financial statements resulted in the correction of this error.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief